Exhibit 99.(1)(k)

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:38 PM 04/21/2009
FILED 02:38 PM 04/21/2009
SRV 090382698 - 2357268 FILE

State of Delaware

Certificate of Correction

of a Statutory Trust to be

filed pursuant to Section 3810(e)

This Certificate of Correction of Touchstone Funds Group Trust (the “Trust”), dated as of this 17 day of April, 2009, is being duly executed and filed, in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. Section 3801, et seq.) (the “Statutory Trust Act”) and sets forth the following:

1.  The name of the Statutory Trust is: Touchstone Funds Group Trust

2.  That a Certificate of Trust under the name “Corona Investment Trust” was filed by the Secretary of the State of Delaware on October 27, 1993, and that Certificate requires correction as permitted by Section 3810(e) of the Statutory Trust Act.

3.  The inaccuracy or defect of said Certificate to be corrected as follows:

The third paragraph of the Certificate of Trust did not articulate the notice of the limitation on liabilities of a series in the manner as set forth in Section 3804(a) of the Statutory Trust Act.

4.  The third paragraph of the certificate is hereby corrected to read as follows:

The nature and business or purpose or purposes of the Trust as set forth in its governing instrument is to conduct, operate and carry on the business of a management investment company registered under the Investment Company Act of 1940, as amended, through one or more series of shares of beneficial interest, investing primarily in securities. Pursuant to Section 3804(a) of the Statutory Trust Act, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series thereof.

By:	/s/ Jill T. McGruder
Trustee or Authorized Person

Name:	Jill T. McGruder
Trustee